VIA EDGAR

April 18, 2007

Mr. Kevin Woody
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Dear Mr. Woody:

We are in receipt of your letter dated April 12, 2007.  Our response, set forth below, has been numbered to correspond to the numbering in your letter.  As we are filing this response via EDGAR at your request, we have reproduced the comment for the convenience of the staff.

Form 10-K for Fiscal Year Ended December 31, 2006

Financial Statements

Consolidated Statements of Income, page 52

Comment 1.  We have reviewed your response to comment number 1.  Please tell us how Rule 5-03(b)13, which allows the presentation of the equity in earnings of unconsolidated subsidiaries to be presented in a different position or in a different manner, allows for the line item to be disaggregated.  It would appear that the Rule allows for varying presentations of the line item but does not speak to the ability to remove expenses from the calculation and to present them separately.  Additionally, within your response please tell us how you have assessed compliance with I82.109c of the FASB Current Text.

Response 1.  Rule 5-03(b) 13 allows, if justified by the circumstances, for the presentation of the equity in earnings of unconsolidated subsidiaries in a different position or in a different manner.  We believe the phrase “in a different position” allows for varying presentations of the line item, but does not specifically address the ability to disaggregate the components of equity earnings.  However, we believe that the phrase “in a different manner” provides the latitude to present equity earnings in a different way (including in more than one line item) if justified by the facts and circumstances.

We also believe I82.109c of the FASB Current Text provides sufficient flexibility to support disaggregation of equity earnings.  The referenced text indicates that equity earnings “shall ordinarily be shown in the income statement as a single amount…”  We believe that inclusion of the word “ordinarily” in the guidance was intended to provide flexibility for alternative presentation if appropriate in the circumstances.

As discussed in a telephone call with Amanda Jaffe on April 18, our presentation of equity in earnings of unconsolidated affiliates was discussed with the Staff in connection with the review of our Form 10-K for the fiscal year ended December 31, 2002 and our Form 10-Q for the quarter ended September 30, 2003.  The relevant comment letters and our responses are noted below:

•                  Staff comment letter dated December 15, 2003 — Comment 2; Company response dated December 22, 2003

•                  Staff comment letter dated February 19, 2004 — Comment 1; Company response dated February 23, 2004

•                  Staff comment letter dated February 27, 2004 — Comment 1; Company response dated February 27, 2004

This correspondence regarding our presentation of equity in earnings resulted in the Staff not objecting to our current presentation provided that the operating income was not included in revenue.  Our correspondence on this issue included a specific discussion of our separate presentation of net interest expense from unconsolidated affiliates below the operating income line (response letter dated December 22, 2003).  We also noted in our prior correspondence that the matter had been discussed with both our local Ernst & Young audit team and their National Office.  They had concluded, based on our facts and circumstances, that our proposed classification was appropriate (response letter dated February 23, 2004).

We continue to believe that our current classification represents the best presentation of the significance and character of our equity in earnings from joint ventures for the reasons discussed in our initial response:

•                  The disaggregated presentation more accurately reflects our day-to-day operations and the way our executive management views the results of our unconsolidated affiliates.

•                  It is consistent with the segregated presentation of operating income and net interest expense required for our wholly owned hotels.  We do not draw an operational distinction between hotels that we wholly own versus hotels that are partially owned through joint ventures.

•                  The segregation of debt service from the operating results of unconsolidated affiliates provides investors with additional information consistent with that used by management to evaluate the business.

In addition, we believe that there is sufficient latitude in both Rule 5-03(b) 13 and section I82.109c of the FASB Current Text to allow for the disaggregated presentation if appropriate and justified by the facts and circumstances.  We also continue to believe that our current presentation is in compliance with Rule 4-01, which requires the financial statements to be filed in such form and order as to indicate their significance and character.

Furthermore, as addressed above, we discussed the presentation of equity earnings in our consolidated statements of income with the Staff in late 2003 and early 2004, at which time we agreed to make certain changes in arriving at our current presentation.  The Staff agreed not to object to this presentation based on our specific facts and circumstances.  Our independent registered public accounting firm also concluded that this presentation was appropriate.

Please call the undersigned at (310) 205-4396 if you would like to discuss the response noted in this letter.

Sincerely,

/s/ David A. Thompson
David A. Thompson Senior Vice President and Controller

cc:         Robert La Forgia, Executive Vice President and Chief Financial Officer
Madeleine Kleiner, Executive Vice President and General Counsel
Ms. Amanda Jaffe, SEC Division of Corporation Finance
Mr. Ian Eddleston, Ernst & Young